[AMERICAN GENERAL LIFE INSURANCE COMPANY LETTERHEAD]


                                               Joseph F. Duronio
                                               Counsel
                                               Direct Line (310) 772-6266
                                               FAX  (310) 772-6569
                                               E-mail: jduronio@sunamerica.com



Via Edgar, U.S. Mail and Electronic Mail

April 12, 2013

Mr. Min S. Oh
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Variable Annuity Account Seven ("Registrant")
     American General Life Insurance Company ("Depositor")
     Post-Effective Amendment to Registration Statement on Form N-4 Polaris Platinum O-Series Variable Annuity
     File Nos. 333-185790 and 811-09003

Dear Mr. Oh:

     Thank you for your comments provided on April 1, 2013, regarding the Post-Effective Amendments to the Registration Statement on Form N-4 filed pursuant to Rule 485(a) on February 14, 2013 as referenced above. We have considered your comments and are providing our responses below.

1.   General

Comment - Describe to the Staff of the Securities and Exchange Commission (the "Staff") any guarantees related to the contract including any third party support agreements.

Response - This contract does not have a third party guarantee associated with it. The Depositor is party to a capital maintenance agreement with its parent, American International Group, Inc. ("AIG"). The existence of the agreement is disclosed in the Statement of Additional Information ("SAI") and a copy is included as an exhibit to the registration statement.

2.   Cover Page

a. Comment - On the cover page, remove footnotes 1 through 4 and consider revising footnote 6 for clarity by using a parenthetical for the former fund names.

Response - We will remove footnotes 1 through 4 on the cover page. In addition, we will remove footnote 6 and indicate the former names of the applicable Variable Portfolios in a parenthetical immediately after their first use on the cover page.

b. Comment - On the cover page, add disclosure stating that the prospectus describes all material features of the contract.

Response - We will add the following italicized disclosure: "Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity, including a description of all material features of the contract."

3.   Glossary

Comment - In the Glossary on page 3, please ensure that all capitalized technical terms in the Glossary have been defined in the glossary, such as Continuation Contribution and General Account.

Response - We will add the following definitions to comply with this comment:

"Continuation Contribution - An amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original Owner exceeds the contract value as of the Good Order date. We will contribute this amount, if any, to the contract value upon a spousal continuation.

General Account - The Company's account, which includes any amounts you have allocated to available Fixed Accounts and the Secure Value Account, including any interest credited thereon, and amounts owed under your contract for death and/or living benefits which are in excess of portions of contract value allocated to the Variable Portfolios."

4.   Appendix References

Comment - In general, when referencing the appendices, consider removing the references to the appendices being located "below."

Response - We will delete references to the appendices being located "below," throughout the prospectus as suggested.

5.   Fee Table

a. Comment - With respect to the fee table, please revise the introductory narrative to be more consistent with the disclosure stated in Item 3 of Form N-4.

Response - We will revise the disclosure to comply with Item 3 of Form N-4 as follows:

"The following information describes the fees and expenses that you will pay when buying, owning, and surrendering the contract. The Maximum Owner Transaction Expenses describe the fees and expenses that you will pay at the time that you buy or surrender the contract, or transfer contract value between investment options. If applicable, state premium taxes may also be deducted."

b. Comment - Consider re-formatting the presentation of the Owner Transaction Expenses to be more consistent with Item 3 of Form N-4. Specifically, revise the sub-heading "transfer fees" to be more consistent.

Response - We will reformat the remainder of the headers so that the presentation is more consistent with Item 3 of Form N-4.

c. Comment - Delete footnote 6 on page 7 as it appears to be covered by footnote 5.

Response - We will delete footnote 6 on page 7 as suggested.

d. Comment - Include fees for all optional benefits, both current and historic. Please include all relevant dates of availability and any jurisdictional limitations on availability.

Response - The fee for the optional feature no longer available for election is the same as the currently offered feature. We have revised the header for the optional feature fees to reflect the name of both features, and indicated that SunAmerica Income Plus is no longer available for election.

6.   Purchase a Variable Annuity

a. Comment - On page 9, explain the circumstances in which the Company may refuse purchase payments and the extent to which the Company may do so.

Response - We will add the following disclosure with respect to the right to refuse purchase payments:

"We reserve the right to refuse any Purchase Payment when we are crediting the guaranteed minimum interest rate under the contract. Specific parameters under which we may refuse or restrict Purchase Payments are outlined below, and in the Fixed Accounts and Living Benefits sections of the prospectus."

b. Comment - On page 9, include limitation on sub-pays for policy owners who are over the age of 86 as discussed on page 10.

Response - We will add the following disclosure to page 9 to include the limitation on sub-pays for policy owners who are over the maximum issue age of 86 as discussed on page 10:

"We will not accept a subsequent Purchase Payment from contract owners age 86 or older."

7.   Fixed Accounts

a. Comment - Consider disclosing the duration of fixed accounts that are available at the time of the offering.

Response - The availability of fixed accounts may vary over time and may result in the need to supplement the prospectus if we specify the current durations available. The contract provided at issuance describes the fixed accounts available and corresponding crediting rates combined with the current disclosure regarding fixed accounts in the prospectus.

b. Comment - Disclose the minimum guarantee rate described on page 15.

Response - We will add the following disclosure regarding the minimum guar antee rate described on page 15:

"The minimum guaranteed interest rate can vary but is never lower than 1%."

c. Comment - Disclose the consequences of an early withdraw from a fixed account and describe to the Staff any applicable market value adjustments related thereto.

Response - There are no market value adjustments associated with Fixed Accounts on this contract. We will add the following disclosure:

"There are no restrictions with respect to transferring out of or taking a withdrawal from a Fixed Account."

8.   DCA Fixed Accounts

Comment - With respect to the DCA Fixed Account, disclose the minimum rate available.

Response - We will add the following disclosure regarding the minimum rate available with respect to the DCA Fixed Accounts:

"The minimum guaranteed interest rate can vary but is never lower than 1%."

9.   Optional Living Benefit

a. Comment - Please reconcile the description of the maximum annual withdrawal and the free annual withdrawal amounts.

Response - We will add the following disclosure in the Free Withdrawal Amount section:

"If you have elected an Optional Living Benefit and you take the Maximum Annual Withdrawal Benefit, you may still have an additional amount under the Free Withdrawal provision which you may take without incurring a withdrawal charge. However, that additional amount will be treated as an Excess Withdrawal for purposes of calculating your Benefit Base and future income payments."

b. Comment - On page 31, highlight the last sentence of the second paragraph in the section titled "If I own a Qualified contract, how do Required Minimum Distributions impact my Living Benefit?"

Response - We have bolded the following sentence:

"If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals, your withdrawals must be set up on the Systematic Withdrawal Program for RMDs administered by our Annuity Service Center."

10.   Expenses

a. Comment - When describing premium based charges, withdrawal charges, and transfer fees, please describe the consideration specific to each of these particular fees as required by Item 6(a) of Form N-4.

Response - We have revised the disclosure as follows:

With respect to the premium based charge on page 36 of the prospectus we will add the following disclosure:

"The Premium Based Charge reimburses us for the cost of contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses."

With respect to withdrawal charges on page 38 of the prospectus we will add the following disclosure:

"The Withdrawal Charge reimburses us for the cost of contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses."

With respect to transfer fees on page 38 of the prospectus we will add the following disclosure:

"The Transfer Fee compensates us for the cost of processing your transfer."

b. Comment - With respect to underlying fund expenses, add disclosure as required by Item 6 (e) of Form N-4.

Response - We will add the following disclosure on page 37 under the subheader
 Investment Management Fees:

"There are deductions from and expenses paid out of the assets of each Underlying Fund. More detailed information about these deductions and expenses can be found in the prospectuses for the Underlying Funds."

11.   Annuity Income Option

a. Income Options

i. Comment - With respect to the disclosure on Annuity Income Options and the assessments of withdrawal charges upon taking a discounted present value, include a discussion of the withdrawal charges and clarify whether imposition of the charge is based on years since the premium was received.

Response - We will delete this disclosure as it is not applicable to this contract.

ii. Comment - Include in the prospectus, disclosure on computation of the interest rate used to calculated fixed annuity income payments.

Response - We have added the following disclosure to the Annuity Income Options section of the prospectus:

"The value of fixed annuity income payments, if elected, is based on the the guaranteed minimum interest rate specified in your contract and will not be less than 1%."

b. Comment - Add disclosure per Item 8(c) of Form N-4 regarding the effect that frequency and duration have on the amount of annuity income payments

Response - We will add the following disclosure:

"Generally, the amount of each annuity income payment will be less with greater frequency of payments or if you chose a longer period certain guarantee."

12.   Taxes

Comment - Bring current the disclosure regarding Taxation

Response - We will bring current the disclosure regarding taxation.


13.   Appendix

Comment - Confirm that Appendix D reflects the current parameters of the living benefit rider.

Response - We have confirmed that Appendix D is current and consistent with the modifications to the living benefit as described in the Registration Statement.

14.   SAI

Comment - In the SAI, disclose which type of performance data represents SEC standard and which is non-standardized.

Response - We will add the sub-headers "Standardized Performance Pursuant to SEC Requirements," and "Non-Standardized Performance," to the applicable paragraphs in the Performance Data section of the SAI.

15.   Part C

a. Comment - Include form of optional guaranteed benefit rider endorsement.

Response - We will include a form of the optional guaranteed benefit rider in a post-effective amendment to the Registration Statement on or about April 30, 2013.

b. Comment - Include revised and updated powers of attorney.

Response - We will include revised and updated powers of attorney in a post-effective amendment to the Registration Statement on or about April 30, 2013.

16.   Tandy Representations

Depositor and Registrant acknowledge that:

- Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

- The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.


We will file any revisions and all relevant exhibits and financial statements in a post-effective amendment to the Registration Statement on or about April 25, 2013. Please note that we submitted a Rule 485(b)(1)(vii) request for relief with the filing made on February 14, 2013. If you have any further questions, please contact me at 310-772-6266.



Very truly yours,

/s/ Joseph F. Duronio

Joseph F. Duronio
Counsel